February 16, 2007

Larry Spirgel

Assistant Director

Mail Stop 0407

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

MDC Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2005 (the “2005 Form 10-K”)

Filed March 16, 2006

Forms 10-Q for Fiscal Quarters Ended June 30, 2006 and March 31, 2006

(the “Forms 10-Q”)

File No. 1-13178

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated February 5, 2007 (the “February 7 Letter”) regarding the Company’s above-referenced filings. The responses to the Staff’s comments are provided in the order in which the comments were set out in the February 7 Letter and are numbered correspondingly.

The Staff’s comments, indicated by bold, are followed by responses on behalf of the Company. Page references below are to the applicable Exchange Act filing, as the case may be.

Mr. Larry Spirgel

Securities and Exchange Commission

February 16, 2007

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page 64

1.

We note your response prior comment 2. In future filings, disclose the nature of these obligations and commitments to minority shareholders in the notes to the financial statements. In addition, it appears that you should expand your MD&A in future filings to discuss the impact of these obligations on your liquidity, if material.

The Company will comply with the Staff’s disclosure requests in its future filings.

Note 2 – Significant Accounting Policies, page 67

Revenue Recognition, page 69

Marketing Communications Group, page 70

2.

We note your response to prior comment 3, in which you discussed the factors you considered in determining your accounting treatment of certain service transactions. With a view towards enhanced disclosure in future filings, please explain for us in more detail how you applied these general considerations to your specific transactions in determining that revenue should be recognized on a straight-line basis over the expected period or term of the arrangement. In this regard, we note your statement that, for services related to specified projects, you are able to identify output measures that accurately assess progress towards completion for service transactions and recognize revenue based on the relative fair value as the deliverables occur. Tell us why you believe that the straight-line method is most representative of the pattern in which performance takes place.

In instances in which the Company uses the Proportional Performance model, the type of services or specified project provided to a client is generally a number or several deliverables where each deliverable could stand on its own. Accordingly, each deliverable provides value to the client and is generally delivered ratably over the term of the arrangement. The services are generally based upon development of creative ideas or strategic advice and production of a particular campaign or brand identity for a product. The work is provided to the client throughout the term of the arrangement. The client is billed monthly, generally based on the straight-line basis of the total fee over the expected number of months to complete the work. If the agreement is terminated the Company would be compensated for the work performed to the date of termination. The types of services or deliverables are not similar, for example; one deliverable could be developing marketing communications ideas for use on interactive media and another to provide marketing materials use for an in-store display, however they are similar

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Mr. Larry Spirgel

Securities and Exchange Commission

February 16, 2007

in that the overall service is centered on marketing communications. Because the services are different and client specific there is insufficient evidence of fair value for each service.

More specifically, the Company evaluates five factors to apply the Proportional Performance model as follows:

1.            If the seller failed to perform the final act, would the customer need to “start over”, rather than just pick up where the original vendor left off.

•	Each deliverable provides value to the client on its own and, if terminated a new vendor would not need to “start over” to complete the work.

2. Payment terms indicate that no payment is due until the final act is performed.

•	The client is billed and payments are received monthly.

3. The final act is significantly different in nature than the other acts to be performed.

•	Although the specific deliverables are different the overall service, that of marketing communications and strategy is the same. The final act is not significantly different in nature than the other acts, rather the final act is merely an additional act like the ones before it, but it happens to be the last act.

4. The contracts underlying the transaction specify only the final act and other acts are performed at the seller’s discretion.

•	The agreement defines all acts to be performed and each act provides value to the client not just the final act.

5. There is significant uncertainty as to whether the vendor can complete all of the acts in the arrangement.

•	There is little uncertainty as to whether the Company can and will complete all acts in the arrangement.

Based on these facts, the Company would apply the Proportional Performance model and because there are a specified number of non-similar acts and there is insufficient evidence of fair value for each service provided, the Company has determined there is a single unit of accounting. The Company uses the straight-line method as the most representative pattern in which performance takes place over the expected period or term of the arrangement. The Company views these types of arrangements as similar to retainer based arrangements in which

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Mr. Larry Spirgel

Securities and Exchange Commission

February 16, 2007

the Company is available to provide a variety of services for a monthly fee. Thus, the Company believes that using the straight-line method is the most appropriate measure of revenue performance.

We also considered SAB 104.3(f) Delivery and Performance – Non-refundable upfront fees, question 2 which addresses how the entity should recognize service revenue. The SEC Interpretive response states “The staff believes that, provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer.”

In future filings the Company will clarify its disclosure regarding the use of the Proportional Performance model, to discuss when it is used (for service transactions which require delivery of a number service acts) and how revenue is recognized (based on the straight-line method due to the acts being non-similar and there being insufficient evidence of fair value for each service provided).

*          *          *          *

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1803; fax: (212) 937-4365), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

/s/ Mitchell Gendel

Mitchell Gendel

General Counsel & Corporate Secretary

MDC Partners Inc.

Enclosures

cc:	Melissa Hauber Robert S. Littlepage, Jr. Securities and Exchange Commission

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Mr. Larry Spirgel

Securities and Exchange Commission

February 16, 2007

cc:

Miles S. Nadal, Chairman and Chief Executive Officer
Steven Berns, President & Chief Financial Officer
Members of the Audit Committee
      MDC Partners Inc.

Joseph Klausner
      BDO Seidman LLP

Bruce Toner
      KPMG

Ethan Klingsberg, Esq.
      Cleary Gottlieb Steen & Hamilton LLP

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